FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X      Form 40-F
                              -----             -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes           No  X
                                -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on the expected timetable in relation to the implementation of the Share Reform Proposal of Huaneng Power International Inc. (the "Registrant") , made by the Registrant in English on April 14, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                       By /s/ Huang Long
                          --------------




                       Name:    Huang Long

                       Title:   Company Secretary



Date:    April 19, 2006

                               [GRAPHIC OMITTED]

   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)


                        OVERSEAS REGULATORY ANNOUNCEMENT
                     ANNOUNCEMENT ON THE IMPLEMENTATION OF
                           THE SHARE REFORM PROPOSAL
-------------------------------------------------------------------------------
The Board hereby announces the expected timetable in relation to the implementation of the Share Reform Proposal.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
-------------------------------------------------------------------------------

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements (the "Announcements") of Huaneng Power International, Inc. (the "Company") dated 8th March 2006, 16th March 2006, 23rd March 2006, 29th March 2006 and 12th April 2006. Terms used in this announcement shall have the same meanings as defined in the Announcements unless otherwise defined herein.

The board of directors of the Company (the "Board") hereby announces the expected timetable in relation to the implementation of the Share Reform Proposal as follows:

17th April 2006 Record Date for ascertaining entitlement to receive the shares offered by China Huaneng Group and Huaneng International Power Development Corporation to the Holders of circulating A Shares (the "Consideration Shares") under the Share Reform Proposal.

19th April 2006 Resumption of trading in the A Shares on the Shanghai Stock Exchange, and the stock short name for the A Shares will be changed to "G Huaneng" with effect from this date; and listing of the Consideration Shares on the Shanghai Stock Exchange.

Details of the implementation of the Share Reform Proposal are available for inspection on the website of the Shanghai Stock Exchange
(http://www.sse.com.cn).

                                                    By Order of the Board
                                                         Huang Long
                                                        Vice Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                              Qian Zhongwei
(Executive Director)                     (Independent non-executive director)
Huang Yongda                             Xia Donglin
(Non-Executive Director)                 (Independent non-executive director)
Na Xizhi                                 Liu Jipeng
(Executive Director)                     (Independent non-executive director)
Huang Long                               Wu Yusheng
(Executive Director)                     (Independent non-executive director)
Wu Dawei                                 Yu Ning
(Non-executive Director)                 (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
14th April 2006